

October 25, 2023

Brian M. Bonnell
Chief Financial Officer
ICU Medical, Inc.
951 Calle Amanecer
San Clemente, CA 92673

      Re: ICU Medical, Inc.
          Form 10-K for the fiscal year ended December 31, 2022
          Form 10-Q for the quarterly period ended June 30, 2023
          Form 8-K dated February 27, 2023
          File No. 001-34634

Dear Brian M. Bonnell:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Consolidated Financial Statements
Note 1. Revenue Recognition, page 73

1.   We note you estimate variable consideration related to rebates, chargebacks and product returns. Please provide in future filings the qualitative and quantitative information about the significant judgments and changes in judgments that significantly affect the determination of your transaction price, as set forth in ASC 606-10-50-1(b), 50-17(b), and 50-20(a). Please provide us any intended revisions and the calculations used to determine variable consideration for the periods presented.

Form 10-Q for the quarterly period ended June 30, 2023

Liquidity and Capital Resources, page 49

2.   You set forth in your disclosure "during the six months ended June 30, 2023, our cash and

cash equivalents and short-term investment securities **increased** by $15.3 million from $213.0 million at December 31, 2022 to $197.7 million at June 30, 2023. This **increase** was primarily due to cash generated from operations." We note, however, you experienced a decrease during that time frame. Please correct your discussion in future filings.

3. You disclose that "net income plus adjustments for non-cash net expenses contributed $151.7 million." Please tell us whether you consider this reference a non-GAAP measure and how you arrived at this determination. Please provide us any intended revisions to your disclosure, as applicable. Refer to Item 10(e) of Regulation S-K.

Form 8-K dated February 27, 2023

Exhibit 99.1
Use of Non-GAAP Financial Information, page 6

4. Please describe for us in further detail the "quality system and product-related remediation" costs and the "quality and regulatory initiatives and remediation" costs incurred during 2022 and 2023, and explain to us how you have considered Non-GAAP Financial Measures Compliance & Disclosure Interpretations 100.01 as part of making an adjustment for these costs in determining your non-GAAP measures.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services